

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 12, 2022

Anthony M. D'Iorio
Secretary
Crane Co /DE/
100 First Stamford Place
Stamford, CT 06902

> **Re: Crane Co /DE/**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-01657**

Dear Mr. D'Iorio:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins